SCHEDULE 13G
Amendment No. 4
Federal Mogul Corp.
Common Stock no par value


Cusip # 313-549-10-7
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6: 18,373
Item 7:  -0-
Item 8: 18,373
Item 9: 18,373
Item 11: .02%
Item 12: IA


Cusip #: 313-549-10-7
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6: -0-
Item 7:  -0-
Item 8: -0-
Item 9: -0-
Item 11: -0-%
Item 12: IA


Cusip Number: 313-549-10-7
Item 1:  Reporting person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  5,883,624
Item 6: 18,373
Item 7: 5,883,624
Item 8: 18,373
Item 9: 5,901,997
Item 11:  8.36%
Item 12: IN

Item 1(a). Federal Mogul Corp.
Item 1(b). 26555 Northwestern Highway,
Southfield, Michigan 48034

Item 2(a). This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC"),
Tiger Performance L.L.C.
("TPLLC") and Julian H. Robertson, Jr.


Julian H. Robertson, Jr. is
the ultimate controlling
person of TMLLC and TPLLC.


Item 2(b). The address of
each reporting person is 101
Park Avenue, New York, NY
10178.

Item 2(c). Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d). Common Stock no
par value.

Item 2(e).  Cusip # 313-549-107

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4. Ownership is
incorporated by reference to
items (5)-(9) and (11) of
the cover page pertaining to
each reporting person.

Item 5.  Not applicable

Item 6.  Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect.

After reasonable inquiry and
to the best of my knowledge
and belief, I certify that
the information set forth in
this statement is true,
complete and correct.

May 15, 2000

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer
Of the Funds

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer
of the Funds

JULIAN H. ROBERTSON, JR.
By: /s/ Nolan Altman Under
Power of Attorney dated
1/11/00, Attached Exhibit

AGREEMENT
The undersigned agree that
this Amendment No. 4 to
Schedule 13G dated May 15,
2000 relating to shares
of common stock of Federal
Mogul Corp. shall be filed
on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer
of the Funds

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer
of the Funds

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman
Under Power of Attorney dated
1/11/00, Attached Exhibit